Exhibit 2.1

Strictly private and confidential

Subject to legal privilege

CO-OPERATION AGREEMENT

DATED …15… DECEMBER 2016

TWENTY-FIRST CENTURY FOX, INC.

AND

SKY PLC

Allen & Overy LLP

* This schedule has been omitted in accordance with Item 601(b)(2) of Regulation S-K. A copy of this schedule will be furnished supplementally to the SEC upon request.

THIS AGREEMENT is made on …15… December 2016

BETWEEN:

(1)	TWENTY-FIRST CENTURY FOX, INC., a Delaware corporation whose principal place of business is at 1211 Avenue of the Americas, New York, New York 10036, USA (Fox); and

(2)	SKY PLC, a company incorporated in England and Wales (registered number 02247735) whose registered office is at Grant Way, Isleworth, Middlesex TW7 5QD (Sky).

BACKGROUND:

(A)	Fox or its Affiliates together hold shares representing approximately 39.1% of the issued share capital of Sky.

(B)

In view of the representation of Fox and its Affiliates on the Sky Board, Sky has formed an Independent Committee of the Sky Board (the Independent Committee). The Independent Committee comprises six independent non-executive directors, Martin Gilbert, Andrew Sukawaty (senior independent director), Tracy Clarke, Adine Grate, Matthieu Pigasse and Katrin Wehr-Seiter, as well as two executive directors, Jeremy Darroch and Andrew Griffith, each of whom the Sky Board considers to be free from conflicts of interest with regard to the Acquisition. The members of the Independent Committee will act in accordance with their duties as directors and, in particular, in order to protect the interests of Sky Shareholders. As announced on 9 December 2016, after a period of negotiation, the Independent Committee reached agreement on an announced offer price and the Independent Committee indicated to Fox that they are willing to recommend such proposal to Sky Shareholders, subject to reaching agreement on certain material offer terms. This agreement sets out the agreement reached between the parties on such terms and is the basis on which the Independent Committee are willing to recommend the Acquisition to Sky Shareholders.

(C)

Fox proposes to announce a firm intention for Fox (or such direct or indirect wholly-owned subsidiary of Fox as Fox may elect (Bidco)) to make an offer for the entire issued and to be issued share capital of Sky not currently owned by Fox or its Affiliates on the terms and subject to the pre-conditions and conditions set out in the Announcement (as defined below) and pursuant to Rule 2.7 of the Code.

(D)

It is intended that the Acquisition (as defined below) will be effected by way of a court-sanctioned scheme of arrangement pursuant to Part 26 of the Act (as defined below). Fox has, however, reserved the right as described in clause 6 to elect to implement the Acquisition by way of a takeover offer (as defined in Part 28 of the Act), subject to the terms of this agreement.

(E)	The parties have agreed to take certain steps to facilitate completion of the Acquisition and are entering into this agreement to record their respective obligations relating to such matters.

IT IS AGREED as follows:

1.	INTERPRETATION

1.1	In addition to terms defined elsewhere in this agreement, the definitions and other provisions in Schedule 2 apply throughout this agreement, unless the contrary intention appears.

1.2

In this agreement, unless the contrary intention appears, a reference to a clause, subclause or schedule is a reference to a clause, subclause or schedule of or to this agreement. The schedules form part of this agreement.

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1.3	The headings in this agreement do not affect its interpretation.

2.	EFFECTIVENESS AND THE TERMS OF THE ACQUISITION

2.1

The obligations of the parties under this agreement shall be conditional on the release of the Announcement via a Regulatory Information Service at or before 1:00 p.m. on the date of this agreement, or such later time and date as the parties may agree.

2.2

The terms of the Acquisition shall be as set out in the Announcement and as may otherwise be agreed by the parties in writing and, where required by the Code, approved by the Panel. The terms of the Acquisition at the date of posting of the Scheme Document or following a Permitted Switch or an Agreed Switch any Offer Document shall be set out in the Scheme Document or the Offer Document (as applicable).

2.3

Fox agrees that, from the date of this agreement until the earlier of (i) the date occurring 6 months following the date of termination of this agreement and (ii) the date on which the Acquisition lapses and Rule 35.1 of the Code applies to Fox (and for the avoidance of doubt, Rule 35.1 shall be deemed to apply for these purposes in circumstances where Rule 35.1 of states that the Panel will normally consent to disapply that Rule in accordance with Note (a)(i) to (iii) on Rules 35.1 and 35.2 of the Code), it will not and will procure that any person acting in concert with it will not, without the prior written consent of Sky directly or indirectly acquire (or agree to, or receive an option to acquire) any interest, including ownership or voting rights, in any Sky Shares, or any derivatives referenced to such shares or take any other action which would trigger a requirement on Fox to make an offer under Rule 9 of the Code.

3.	REGULATORY PRE-CONDITIONS AND OTHER CLEARANCES

3.1	Save with respect to filings or submissions of documents or information required by Law to be made by Sky, Fox shall be responsible for:

(a)

determining the strategy to be pursued for satisfying the Regulatory Pre-Conditions, Regulatory Conditions and obtaining any other Clearances including (i) the timing and sequencing regarding discussions, offers or agreements with Relevant Authorities and (ii) any determinations made in relation thereto; and

(b)

contacting and corresponding with the Relevant Authorities in relation to the Regulatory Pre-Conditions, Regulatory Conditions and any other Clearances (including submitting and preparing all necessary filings, notifications and submissions), and in connection with the foregoing Fox shall consult and co-operate with Sky in the manner specified in clause 3.3, subject to the provisions of clauses 3.4 and 3.5.

3.2

Fox shall use all reasonable endeavours to secure the satisfaction of the Regulatory Pre-Conditions, Regulatory Conditions and obtain any other Clearances as soon as reasonably practicable following the date of this agreement.

3.3	Each of Fox and Sky undertakes to the other until termination of this agreement in accordance with its terms:

(a)

to provide to the other, as promptly as reasonably practicable, and in any event before any reasonable deadline or due date, all such information as may reasonably be requested by the other in order to determine in which jurisdictions any merger control or similar filing with a Relevant Authority may be necessary or desirable for the purposes of obtaining the Clearances;

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(b)

to provide, or procure the provision of, to the other party (or its advisers) of draft copies of all filings, notifications, submissions and written communications to be made to any Relevant Authority by or on behalf of that party in relation to obtaining any Clearance, at such time as will allow the other party a reasonable opportunity to provide comments on such filings, notifications, submissions and communications before they are submitted or sent, provided that it is reasonably practicable to do so;

(c)	to take into account such comments provided by the other in accordance with clause 3.3 (b) as are reasonable, where it is reasonably practicable to do so within the applicable deadline or due date;

(d)

to provide to the other, as promptly as reasonably practicable and in any event before any reasonable deadline or due date, all such information as may reasonably be requested by the other for inclusion in any initial or subsequent submission to be made to any Relevant Authority for the purposes of obtaining any Clearance and to provide all such other assistance as may reasonably be required in connection with obtaining any Clearance, including assistance in connection with such pre-notification contacts with Relevant Authorities as Fox considers desirable;

(e)	as promptly as reasonably practicable, to co-operate with the other and provide all reasonable assistance in applying for all necessary Clearances;

(f)	subject to Law, in all cases as promptly as reasonably practicable, to respond to any request by any Relevant Authority in connection with its examination of whether to grant any of the Clearances;

(g)

subject to Law, promptly to notify the other party and provide copies of any material communications with any Relevant Authority in connection with obtaining the Clearances, save in respect of any information which is reasonably considered by that party to contain confidential information or business secrets, which shall be provided to the other party’s legal advisers on an external counsel basis (in accordance with the requirements of Practice Statement No. 30 published by the Panel);

(h)

subject to Law and to the protection of each party’s confidential information or business secrets, to use all reasonable endeavours to procure that each party and its advisers are able to attend any significant meetings or hearings and participate in any substantive discussions with any Relevant Authority in connection with obtaining the Clearances;

(i)

to provide as promptly as reasonably practicable, and in any event before any reasonable deadline or due date, in consultation and co-operation with each other, all such information as may reasonably be required for inclusion in any submission to the Relevant Authorities in connection with obtaining the Clearances as part of such proceedings or investigation save that where such information is reasonably considered by the party concerned to contain confidential information or business secrets it may at its option provide such information to the other party on an external counsel basis;

(j)

to keep the other party informed reasonably promptly of developments which are material or potentially material to the obtaining of the Clearances save that nothing in this agreement shall oblige Fox to waive any Condition or treat any Condition as satisfied or any party to provide any information which is reasonably considered by such party to contain confidential information or business secrets, which shall be provided to the other party’s legal advisers on an external counsel basis; and

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(k)

to keep the other party reasonably informed of the progress towards satisfaction (or otherwise) of the Clearances and, if one party is, or becomes aware of any matter which might reasonably be considered to be material in the context of the satisfaction or waiver of any of the Clearances, such party will as soon as reasonably practicable make the substance of such matter known to the other party and, so far as it is aware of the same, provide such details and further information as that other party may reasonably request.

3.4	Notwithstanding anything to the contrary in this agreement:

(a)

neither Fox nor any member of its Group (excluding, for the avoidance of doubt, Sky or any other member of its Group) shall be required to agree to any undertaking, commitment and/or assurance as a condition of obtaining any Clearances;

(b)

for the avoidance of doubt, nothing contained in this agreement shall require Fox or any member of its Group (excluding, for the avoidance of doubt, Sky or any other member of its Group) to divest, sell, hold separate, license or otherwise dispose of, or agree to any condition to or limitation on the operation of, any of their existing assets or businesses;

3.5	Fox shall have the right to invoke any Regulatory Pre-Condition or Regulatory Condition, subject to the consent of the Panel.

3.6	Subject to clause 3.7, Fox shall have the right, in its absolute discretion, to waive all or any part of any Condition other than any Regulatory Pre-Condition.

3.7

Fox shall only have the right to waive all or any part of any Regulatory Pre-Condition with the prior written consent of Sky, such consent not to be unreasonably withheld or delayed (it being acknowledged and agreed that to withhold or delay consent in circumstances where Sky reasonably considers that there is a risk that the Acquisition will lapse under Rule 12.1 of the Code would not be unreasonable for the purposes of this clause 3.7).

3.8

Nothing in this agreement shall require a party to disclose to or receive from the other any competitively sensitive information or business secrets. In order to comply with their respective obligations under clause 3.3 the parties will therefore make arrangements for the provision of copies of relevant information, documents and communications to the other party’s external advisors on an external advisor only basis together, if requested, with redacted versions excluding any such competitively sensitive information or business secrets to the other party.

3.9

Fox shall notify Sky when Fox determines, in its sole discretion, that each of the Regulatory Pre-Conditions has been satisfied on terms satisfactory to Fox. Fox shall notify Sky of such determination in writing as soon as reasonably practicable and in any event before 12.00 noon on the next Business Day immediately following the satisfaction of each Regulatory Pre-Condition.

4.	SCHEME DOCUMENT

4.1

If the Acquisition is being implemented by means of the Scheme, Fox undertakes, by no later than five (5) Business Days following receipt of Fox’s notification of satisfaction of the last outstanding Regulatory Pre-Condition pursuant to clause 3.9 above, to:

(a)

provide to Sky, for the purposes of inclusion in the Scheme Document, all such information about Fox, Bidco (if applicable), other members of the Fox Group and their respective Personnel as may be reasonably required by Sky (having regard to the Code and Law) for inclusion in the Scheme Document; and

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(b)

procure that the Fox Responsible Officers accept responsibility, in the terms required by the Code, for all information in the Scheme Document relating to Fox, Bidco (if applicable), other members of the Fox Group and their respective Personnel (excluding, for the avoidance of doubt, Sky, other members of the Sky Group or their respective Personnel).

4.2

If any supplementary circular is required to be published by Sky in connection with the Scheme, Fox shall, as soon as reasonably practicable, provide such co-operation and information (including such information as is necessary for such supplementary circular or document to comply with Law) as Sky may reasonably request.

5.	IMPLEMENTATION OF THE SCHEME

5.1	For so long as the Acquisition is being implemented by means of the Scheme, Fox undertakes to Sky:

(a)

to co-operate with Sky and its advisers and to use reasonable efforts to implement the Scheme substantially in the form contemplated by the Announcement, save to the extent to do so would be inconsistent with any provision of this agreement;

(b)	that, if loan notes are to be utilised in order to facilitate the settlement of the cash consideration payable to Sky Shareholders (other than Fox or its Affiliates), Fox shall ensure that:

(i)

any such loan notes are redeemed and the resulting sums due are paid by or on behalf of Fox (or Bidco) and received by Sky Shareholders within fourteen (14) days of the Effective Date in accordance with Rule 31.8 of the Code;

(ii)

that Sky Shareholders (other than Fox or its Affiliates) will be, given the requirements of the Code, in no worse position in relation to the timing of payment than if Fox paid cash consideration under the terms of the Scheme; and

(iii)

Fox shall undertake to the Court at the Scheme Hearing that: Fox shall comply with the terms of the guarantee relating to such loan notes; and the redemption obligations under the loan notes shall be satisfied within fourteen (14) days of the Effective Date in accordance with Rule 31.8 of the Code;

(c)	before the Sanction Hearing, Fox shall deliver (or, if applicable, procure that Bidco shall deliver) a notice in writing to Sky either:

(i)	confirming the satisfaction or waiver of all Conditions (other than the Scheme Conditions); or

(ii)

if applicable, confirming its (or, if applicable, Bidco’s) intention to invoke a Condition (if permitted by the Panel) and, in the case of any Condition other than any Regulatory Pre-Condition or Regulatory Condition, providing reasonable details of the event which has occurred, or circumstances which have arisen, which Fox considers to be sufficiently material for the Panel to permit it to invoke the Condition; and

(d)

to the extent that all the Conditions (other than the Scheme Conditions) have been satisfied or waived prior to or on the date of the Sanction Hearing, Fox shall instruct counsel to appear on Fox’s (or, if applicable, Bidco’s) behalf at the Sanction Hearing and to undertake to the Court to be bound by the terms of the Scheme in so far as it relates to Fox or, if applicable, Bidco.

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6.	SWITCHING TO AN OFFER

6.1	Subject to the consent of the Panel, Fox may elect to implement the Acquisition by way of an Offer rather than the Scheme only where:

(a)	Sky provides its prior written consent (an Agreed Switch);

(b)	the Independent Directors withdraw, modify or qualify the Sky Recommendation; or

(c)	in the event that Fox terminates the agreement in accordance with clause 10.1(c)(iii); or

(d)	a third party announces a firm intention to make an offer for the shares in Sky,

(each of the circumstances in clauses 6.1(b) to (d) inclusive being a Permitted Switch).

6.2	In the event of a Permitted Switch:

(a)

the acceptance condition to the Offer (Acceptance Condition) shall be set at no less than the percentage of Sky Shares to which the offer relates which is equal to a majority of the entire issued Sky Shares excluding Sky Shares held by Fox or its Affiliates and shall not be capable of being waived below that level;

(b)

Fox shall not take any action which would cause the Offer not to proceed, to lapse or to be withdrawn in each case for non-fulfilment of the Acceptance Condition prior to the 60th day after publication of the Offer Document and Fox shall ensure that the Offer remains open until such time, save that such 60th day may be brought forward to no earlier than the 21st day after publication of the Offer Document if Fox reasonably considers that this is necessary in order to implement the Offer within the remaining period of Fox’s available financing; and

(c)

the parties agree that the Offer shall include conditions to the implementation of the Acquisition that, in the aggregate, are not more onerous to fulfil than the Conditions, subject to any modifications or amendments which may be required by the Panel or which are necessary as a result of such switch.

6.3	In the event of an Agreed Switch only:

(a)

Fox shall keep Sky informed, on a regular basis and in any event by the next Business Day following a request from Sky of the number of Sky Shareholders that have validly returned their acceptance or withdrawal forms or incorrectly completed their withdrawal or acceptance forms and the identity of such shareholders; and

(b)

as soon as reasonably practicable following such event or circumstance, provide reasonable details of the event which has occurred or circumstance which has arisen which Fox considers is sufficiently material for the Panel to permit Fox to invoke any Condition.

7.	REVERSE BREAK PAYMENT

7.1	In this clause 7:

(a)	Break Payment Event means:

(i)	on the Regulatory Long Stop Date, any Regulatory Pre-Condition or any Regulatory Condition not having been satisfied or waived by Fox or, if applicable, Bidco; or

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(ii)

on or prior to the Regulatory Long Stop Date, Fox or, if applicable, Bidco having invoked (and been permitted by the Panel to invoke) any Regulatory Pre-Condition or Regulatory Condition so as to cause the Scheme to be withdrawn, or following an Agreed Switch or a Permitted Switch pursuant to clause 6.1(d) in respect of which the Independent Directors have at all times given and not withdrawn the Sky Recommendation, the Offer to lapse; and

(b)	Break Payment means an amount in cash of £200 million.

7.2	Subject to clause 7.3, Fox undertakes that, on the occurrence of a Break Payment Event, it shall pay, or shall procure the payment by a member of the Fox Group of, the Break Payment to Sky.

7.3

The parties to the agreement acknowledge and agree that, as at the date of this agreement, the Break Payment represents a genuine pre-estimate by the parties of the amount of the overall loss that Sky would incur as a result of such Break Payment Event.

7.4	The Break Payment shall not be payable if:

(a)	at the time of the relevant Break Payment Event this agreement has been terminated pursuant to clause 10.1, save where this agreement has been terminated:

(i)	pursuant to clause 10.1(c)(vi) or 10.1(b)(v) in either case as a result of any Regulatory Pre-Condition or Regulatory Condition being invoked by Fox; or

(ii)

pursuant to clause 10.1(d) in circumstances where the Scheme has been withdrawn or following an Agreed Switch or a Permitted Switch pursuant to clause 6.1(d) in respect of which the Independent Directors have at all times given and not withdrawn the Sky Recommendation, the Offer lapsing, as a result of a Regulatory Pre-Condition or Regulatory Condition not being satisfied or waived;

(b)

the failure to satisfy a Regulatory Pre-Condition or Regulatory Condition giving rise to a Break Payment Event has been predominantly caused by Sky materially breaching its obligations under clause 3.3; or

(c)

the failure to satisfy a Regulatory Pre-Condition or Regulatory Condition giving rise to a Break Payment Event has been predominantly caused by Sky undertaking, after the date of this agreement an acquisition of any interest in shares, business or asset(s) which Fox has not consented to, whether for the purposes of Rule 21.1 of the Code or otherwise.

7.5	If the Break Payment becomes payable under clause 7.2:

(a)

Fox shall pay the Break Payment to Sky by no later than ten (10) Business Days after the Break Payment Event. Payment shall be made in immediately available funds (without any deduction or withholding and without regard to any lien, right of set-off, counter-claim or otherwise, except as required by law) to such bank account as may be notified to Fox by Sky for such purposes; and

(b)

Fox shall vote in favour of a proposal made by Sky to its shareholders to pay an amount equal to the Break Payment or any part of it by way of distribution to the holders of Sky Shares other than Fox and its Affiliates.

7.6

The parties intend and shall use all reasonable endeavours to secure that any Break Payment is not treated for VAT purposes as consideration for a taxable supply. If, however, any of the same is treated by H. M. Revenue & Customs in whole or part as consideration for a taxable supply and Fox

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(or, if relevant, the representative member of the VAT group of which Fox is a member) is liable to account for VAT on that supply then:

(a) the amount thereof shall be regarded as exclusive of VAT; and

(b) Fox will (against production of an invoice which complies with the requirements of regulation 14 of the VAT Regulations 1995) pay an amount equal to the aggregate thereof and the VAT chargeable thereon.

7.7

Subject to receipt thereof by Sky, except with respect to fraud, Sky’s right to receive payment from Fox, if and when such becomes payable, shall be the sole and exclusive remedy of Sky and its Affiliates against Fox or any of its Affiliates for any loss or damage suffered in connection with this agreement and the transactions contemplated by this agreement and upon payment thereof none of Fox and its Affiliates shall have any further liability or obligation relating to or arising out of this agreement or the transactions contemplated by this agreement. For the avoidance of doubt, Sky shall have no right to specific performance or equitable relief with respect to Fox’s obligations under this agreement.

8.	SHARE OPTIONS AND INCENTIVES

The parties agree that the provisions of Schedule 1 shall apply in respect of the Sky Share Plans.

9.	CODE

9.1

Nothing in this agreement shall in any way limit the parties’ obligations under the Code, and any uncontested rulings of the Panel as to the application of the Code in conflict with the terms of this agreement shall take precedence over such terms.

9.2

The parties agree that, if the Panel determines that any provision of this agreement that requires Sky to take or not take action, whether as a direct obligation or as a condition to any other person’s obligation (however expressed), is not permitted by Rule 21.2 of the Code, that provision shall have no effect and shall be disregarded.

10.	TERMINATION

10.1	Subject to clauses 10.2 and 10.3, all rights and obligations of the parties under this agreement shall terminate as follows:

(a)	if agreed in writing between Fox and Sky;

(b)	upon service of written notice by Sky to Fox:

(i)	if the Scheme Document does not include the Sky Recommendation or, following an Agreed Switch or a Permitted Switch, the Offer document does not include the Sky Recommendation;

(ii)	if the Independent Directors withdraw the Sky Recommendation;

(iii)	if a Competing Transaction completes, becomes effective or becomes unconditional in all respects;

(iv)	following receipt by Sky of a Break Payment;

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(v)	if any Condition has been invoked, with the consent of the Panel, and the Scheme has been withdrawn or, following an Agreed Switch or Permitted Switch, the Offer lapses;

(c)	upon service of written notice by Fox to Sky:

(i)	if the Scheme Document does not include the Sky Recommendation or, following an Agreed Switch or a Permitted Switch, the Offer Document does not include the Sky Recommendation;

(ii)	if the Independent Directors withdraw, modify or qualify the Sky Recommendation;

(iii)	if the Acquisition is being implemented by way of the Scheme and (provided that there has not been an Agreed Switch or a Permitted Switch prior to such event):

(A)

the Scheme Document is not published within 28 days of satisfaction or waiver of all Regulatory Pre-Conditions (as confirmed by Fox pursuant to clause 3.9) (or such later date as may be agreed in writing between the parties with the consent of the Panel) unless Fox has committed a breach of clause 4 and such breach has caused such delay;

(B)

the Court Meeting and Sky General Meeting are not held on or before the 22nd day after the expected date of such meetings as set out in the Scheme Document (or such later date as may be agreed in writing between the parties with the consent of the Panel and the approval of the Court (if such approval is required)) unless Fox has committed a breach of clause 4.2 and such breach has caused such delay; or

(C)

the Sanction Hearing is not held on or before the 22nd day after the expected date of such hearing as set out in the Scheme Document (or such later date as may be agreed in writing between the parties with the consent of the Panel and the approval of the Court (if such approval is required)) unless Fox has committed a breach of clause 4.2 and such breach has caused such delay;

(iv)	if a Competing Transaction is announced and such Competing Transaction:

(A)	is recommended by the Sky Directors; or

(B)	completes, becomes effective or becomes unconditional in all respects;

(v)	following receipt by Sky of a Break Payment in accordance with clause 7;

(vi)	if any Condition has been invoked, with the consent of the Panel, and the Scheme has been withdrawn or, following an Agreed Switch or a Permitted Switch, the Offer lapses; or

(d)	upon service of written notice by either party to the other if the Effective Date has not occurred on or prior to the Scheme Long Stop Date;

(e)

upon satisfaction of the obligation to pay the consideration to Sky Shareholders under the terms of the Scheme (including any sums due on the redemption of any loan notes provided under the terms of the Scheme).

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10.2	Termination of this agreement shall be without prejudice to any rights of any of the parties which have arisen at or prior to termination.

10.3

This clause 10 and clauses 2.3, and 11 to 17 shall survive termination of this agreement. Clause 7 shall survive termination of this agreement only to the extent that the Break Payment is payable in the circumstances set out in clause 7.4(a).

10.4	If this agreement terminates pursuant to clause 10.1(b)(i), 10.1(b)(ii), 10.1(c)(i), 10.1(c)(ii) or 10.1(c)(iii):

(a)	clause 6 shall survive until such time as Rule 35.1 of the Code applies to Fox or Bidco (as applicable) and Fox elects to make an offer in accordance with clause 6; and

(b)

if Fox or Bidco elects to make an Offer in accordance with clause 6, clause 3 shall survive termination but only to the extent it imposes obligations on Sky and for so long as the Offer has not lapsed, and clauses 8 and 9 shall also survive termination for so long as the Offer has not lapsed.

11.	WARRANTIES

Each party warrants to each other party on the date of this agreement that:

(a)

it has the power to execute and deliver this agreement and to perform its obligations under it and has taken all action necessary to authorise such execution and delivery and the performance of such obligations;

(b)	this agreement constitutes its legal, valid and binding obligations in accordance with its terms; and

(c)	the execution and delivery by it of this agreement and the performance of its obligations under it do not and will not conflict with or constitute a default under any provision of:

(i)	any agreement or instrument to which it is a party; or

(ii)	its constitutional documents; or

(iii)	any law, lien, lease, order, judgment, award, injunction, decree, ordinance or regulation or any other restriction of any kind or character by which it is bound.

12.	FURTHER ASSURANCE

Each party shall use reasonable endeavours to do and execute and perform all such further deeds, documents, assurances, acts and things as may reasonably be required to give effect to this agreement, and procure the doing of all such acts by any relevant third party.

13.	NOTICES

13.1

Any notice or other communication to be given under this agreement must be in writing (which includes fax but not any other form of Electronic Communication) and must be delivered or sent by post or fax to the party to whom it is to be given as follows:

(a)	to Fox and/or Bidco at:

Address: 1211 Avenue of the Americas, New York, NY 10036, USA

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Fax: +1 212 852 7214

marked for the attention of General Counsel,

with a copy to Allen & Overy LLP

Address: One Bishops Square, London, E1 6AD, United Kingdom

Fax: +44 203 088 0088

marked for the attention of David Broadley/Seth Jones,

(b)	to Sky at:

Address: Grant Way, Isleworth, Middlesex TW7 5QD

Fax: 020 7098 5438

marked for the attention of General Counsel,

with a copy to Herbert Smith Freehills LLP

Address: Exchange House, Primrose Street, London EC2A 2EG

Fax: 020 7098 5438

marked for the attention of Stephen Wilkinson/Mark Bardell,

or at any such other address or fax number of which it shall have given notice for this purpose to the other parties under this clause. Any notice or other communication sent by post shall be sent by an internationally recognised courier company to the party due to receive the notice.

13.2	Any notice or other communication shall be deemed to have been given:

(a)	if delivered, on the date of delivery; or

(b)	if sent by courier, on signature of delivery receipt; or

(c)	if sent by fax, on the date of transmission, if transmitted before 3.00 p.m. on any Business Day, and in any other case on the Business Day following the date of transmission.

13.3

In proving the giving of a notice or other communication, it shall be sufficient to prove that delivery was made or that the envelope containing the communication was properly addressed and delivered to or collected by the relevant courier company or that the fax was properly addressed and transmitted, as the case may be.

13.4

This clause shall not apply in relation to the service of any claim form, notice, order, judgment or other document relating to or in connection with any proceedings, suit or action arising out of or in connection with this agreement.

14.	ASSIGNMENTS

No party may, without the prior consent of each other party, assign, grant any security interest over, hold on trust or otherwise transfer the benefit of this agreement.

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15.	GENERAL

15.1	Except as otherwise expressly provided in this agreement, each party shall pay the costs and expenses incurred by it in connection with the entering into and completion of this agreement.

15.2

This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same agreement, and any party (including any duly authorised representative of a party) may enter into this agreement by executing a counterpart. Delivery of an executed counterpart by email (pdf) or facsimile shall be effective as delivery of a manually executed counterpart of this agreement.

15.3	The rights of each party under this agreement:

(a)	may be exercised as often as necessary;

(b)	except as otherwise expressly provided by this agreement, are cumulative and not exclusive of rights and remedies provided by law; and

(c)	may be waived only in writing and specifically.

Delay in exercising or non-exercise of any such right is not a waiver of that right.

15.4	A person who is not a party to this agreement may not enforce any of its terms under the Contracts (Rights of Third Parties) Act 1999.

15.5

Any variation of this agreement shall not be binding on the parties unless such variation is set out in writing, expressed to vary this agreement, and signed by authorised representatives of each party.

15.6	If at any time any provision of this agreement is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, that shall not affect or impair:

(a)	the legality, validity or enforceability in that jurisdiction of any other provision of this agreement; or

(b)	the legality, validity or enforceability under the law of any other jurisdiction of that or any other provision of this agreement.

15.7	Nothing in this agreement shall be deemed to constitute a partnership between any of the parties nor constitute any party the agent of any other party for any purpose.

15.8	Each notice or other communication under or in connection with this agreement shall be in English.

16.	WHOLE AGREEMENT

16.1

This agreement contains the whole agreement between the parties relating to the transactions contemplated by this agreement and supersedes all previous agreements, whether oral or in writing, between the parties relating to these transactions except the Confidentiality Agreement. Except as required by statute, no terms shall be implied (whether by custom, usage or otherwise) into this agreement.

16.2	Each party:

(a)

acknowledges that in agreeing to enter into this agreement it has not relied on any express or implied representation, warranty, collateral contract or other assurance made by or on behalf of any other party before the entering into of this agreement;

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(b)

waives all rights and remedies which, but for this subclause 16.2, might otherwise be available to it in respect of any such express or implied representation, warranty, collateral contract or other assurance; and

(c)

acknowledges and agrees that no such express or implied representation, warranty, collateral contract or other assurance may form the basis of, or be pleaded in connection with, any claim made by it under or in connection with this agreement.

16.3	Nothing in this clause limits or excludes any liability for fraud.

17.	GOVERNING LAW AND JURISDICTION

17.1	This agreement and any non-contractual obligations arising out of or in connection with it shall be governed by and construed in accordance with English law.

17.2

The English courts have exclusive jurisdiction to settle any dispute arising out of or in connection with this agreement (including a dispute relating to any non-contractual obligations arising out of or in connection with this agreement) and the parties submit to the exclusive jurisdiction of the English courts.

17.3	Fox irrevocably appoints Twentieth Century Fox International Limited of 31-32 Soho Square, London W1D 3AP as its agent in England for service of process.

17.4	The parties waive any objection to the English courts on grounds that they are an inconvenient or inappropriate forum to settle any such dispute.

AS WITNESS this agreement has been signed by the parties (or their duly authorised representatives) on the date stated at the beginning of this agreement.

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SCHEDULE 1

Sky Share Plans

Appropriate Proposals

1.	Subject to applicable confidentiality, legal and regulatory requirements, Sky agrees to co-operate with and provide such details to Fox in relation to the Sky Share Plans as Fox may reasonably require in order to make appropriate proposals to the participants in the Sky Share Plans, as provided for in Rule 15 of the Code (the Proposals), including the proposals as set out in paragraphs 6 to 12 below. The Proposals will take the form of a joint proposal from Sky and Fox to participants in the Sky Share Plans.

Articles Amendment

2.	Sky and Fox agree that Sky shall propose an amendment to the Sky articles of association by the adoption and inclusion of a new article (to be set out in the notice of the Sky general meeting) under which Sky Shares which are issued after the record date in respect of the Scheme as a result of the exercise of options under the Sky Share Plans will, to the extent not otherwise acquired under the Scheme, be transferred to Fox for the same consideration as is payable to shareholders under the Scheme.

Treatment of Share Plans

3.	Fox agrees that where any of the Sky Share Plans provides for the exercise of discretion (including in respect of performance measures), the exercise of any such discretion shall be a matter solely for the Sky Remuneration Committee (which comprises non-Fox-affiliated independent directors).

4.	Fox agrees that, from the date of this Agreement, Sky may satisfy the exercise of any options granted under the Sky 2008 Long-Term Incentive Plan, the Sky Sharesave Scheme, the Sky 2013 Sharesave Scheme, the Sky 2005 Irish Sharesave Scheme and the Sky 2016 Irish Sharesave Scheme with newly issued shares. Fox further agrees that, from the date on which Sky Shares cease to be admitted to the Official List of the UK Listing Authority, Sky may satisfy the exercise of any options granted under the Sky Management Long-Term Incentive Plan and the Sky 2015 International Sharesave Scheme with newly issued shares (and Fox agrees that, prior to such date, Sky may fund the trustee of the Sky Employee Share Ownership Plan with sufficient funds to acquire shares by market or off-market purchase in order to satisfy such options).

5.	Sky and Fox agree that the treatment of options under the Sky Share Plans shall be as set out in paragraphs 6 to 12 below.

UK Sharesave Schemes

6.	The Proposals to participants in the Sky Sharesave Scheme and the Sky 2013 Sharesave Scheme will take the form of participants’ options becoming exercisable immediately upon conclusion of the Sanction Hearing, with such options remaining exercisable for six months from the date of the Sanction Hearing, to the extent of the participants’ accrued savings and interest (if any) under the linked savings arrangements.

7.

Fox agrees that Sky may make an additional payment to each participant in the Sky Sharesave Scheme and the Sky 2013 Sharesave Scheme (provided that such participants exercise their options as a result of the Offer to the fullest extent possible, with the result that the remainder of their options lapse) equal to (i) the difference between the Offer consideration per Sky Share and the

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exercise price per share of the participant’s option; multiplied by (ii) the number of Sky Shares under the proportion of the option which lapses. The payment will be made subject to deduction and withholding for income tax and National Insurance contributions arising in respect of such payment.

Irish Sharesave Schemes

8.	The Proposals to participants in the Sky 2005 Irish Sharesave Scheme and the Sky 2016 Irish Sharesave Scheme will take the form of participants’ options becoming exercisable on the Effective Date, with such options remaining exercisable for six months from the Effective Date, to the extent of the participants’ accrued savings and interest (if any) under the linked savings arrangements.

9.	Fox agrees that Sky may make an additional payment to each participant in the Sky 2005 Irish Sharesave Scheme and the Sky 2016 Irish Sharesave Scheme (provided that such participants exercise their options as a result of the Offer to the fullest extent possible, with the result that the remainder of their options lapse) equal to (i) the difference between the Offer consideration per Sky Share and the exercise price per share of the participant’s option; multiplied by (ii) the number of Sky Shares under the proportion of the option which lapses. The payment will be made subject to deduction and withholding for income tax and social security contributions arising in respect of such payment.

International Sharesave Scheme

10.	The Proposals to participants in the Sky 2015 International Sharesave Scheme will take the form of participants’ options becoming exercisable immediately upon conclusion of the Sanction Hearing, with such options remaining exercisable for six months from the date of the Sanction Hearing, to the extent of the participants’ accrued savings under the linked savings arrangements.

11.	Fox agrees that Sky may make an additional payment to each participant in the Sky 2015 International Sharesave Scheme (provided that such participants exercise their options as a result of the Offer to the fullest extent possible, with the result that the remainder of their options lapse) equal to (i) the difference between the Offer consideration per Sky Share and the exercise price per share of the participant’s option; multiplied by (ii) the number of Sky Shares under the proportion of the option which lapses. The payment will be made subject to deduction and withholding for income tax and social security (or similar) contributions arising in respect of such payment.

Sky Long-Term Incentive Plans

12.	The Proposals to participants in the Sky 2008 Long-Term Incentive Plan and the Sky Management Long-Term Incentive Plan (together the LTIPs) will take the form of their options vesting pro rata by reference to the period from the date of grant to the date of the Sanction Hearing. Options will vest immediately upon conclusion of the Sanction Hearing and shall remain exercisable for three months. In the event that the Sanction Hearing is on or before 25 July 2017 awards granted under the LTIPs which are due to vest on 25 July 2017 and 1 September 2017 shall vest in full immediately upon conclusion of the Sanction Hearing. In the event that the Sanction Hearing is after 25 July 2017 but on or before 1 September 2017 awards granted under the LTIPs which are due to vest on 1 September 2017 shall vest in full immediately upon conclusion of the Sanction Hearing.

Employee Trust

13.	Sky agrees to recommend to the trustee of the Sky Employee Share Ownership Plan that the trustee will, in priority to the issue of Shares by Sky, use the Sky Shares comprised in the trust fund to satisfy any exercise of options which occurs in connection with the Offer.

Future incentive arrangements

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14.	Fox intends to provide incentive arrangements for Sky employees consistent with Fox’s compensation schemes and having regard to Sky’s current incentive arrangements and its desire to attract and retain talent at Sky

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SCHEDULE 2

INTERPRETATION

1.	In this agreement:

Acceptance Condition means the acceptance condition to any Offer;

Acquisition means the proposed acquisition by Fox or Bidco of the entire issued and to be issued share capital of Sky not owned by Fox or any Affiliate of Fox, to be implemented by means of the Scheme or, should Fox so elect in accordance with the terms of this agreement and with the consent of the Panel, by means of the Offer;

Act means the Companies Act 2006;

Affiliate means in relation to a party, any person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the party, and for these purposes a party shall be deemed to control a person if such party possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of the person, whether through the ownership of over 50 per cent. of the voting securities or the right to appoint over 50 per cent. of the relevant board of directors by contract or otherwise, but, in relation to Fox, specifically excluding Sky and each other member of its Group;

Agreed Switch has the meaning given in clause 6.1;

Announcement means the announcement of a firm intention to proceed with the Acquisition issued pursuant to Rule 2.7 of the Code, substantially the form set out in Schedule 3;

Bidco has the meaning given in Recital (C);

Break Payment has the meaning given in clause 7.1;

Break Payment Event has the meaning given in clause 7.1;

Business Day means a day (other than a Saturday or Sunday) on which banks are generally open in London and New York City for normal business;

Clearances means any approval, consent, clearance, permission, confirmation, comfort letter and waiver that may need to be obtained and any waiting period that may need to have expired, from or under applicable law, regulations or practices applied by any Relevant Authority (or under any agreement or arrangement to which any Relevant Authority is a party) in each case that are necessary and/or expedient to satisfy one or more of the Regulatory Pre-Conditions or Regulatory Conditions, and any reference to a Clearance having been “satisfied” shall be construed as meaning that the foregoing have been obtained, or, where appropriate, made or expired;

Code means the City Code on Takeovers and Mergers;

Competing Transaction means an offer, scheme of arrangement, merger, demerger, acquisition or business combination involving Sky, the purpose of which is to acquire all or a majority of the issued and to be issued share capital of Sky or all or a majority of its business and assets, whether implemented in a single transaction or a series of transactions;

Conditions means the Regulatory Pre-Conditions and the conditions to implementation of the Acquisition which are set out in Appendices 1 and 2 to the Announcement, and any other conditions

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as may be required by the Panel or agreed in writing by the parties, with such consequential amendments as may be reasonably necessary as a result of any Agreed Switch or any Permitted Switch;

Confidentiality Agreement means the agreement dated 13 December 2016 between the parties to this agreement regulating the disclosure of confidential information between them prior to the date of this agreement;

Court means the High Court of Justice of England and Wales;

Court Meeting means the meeting or meetings of the Sky Shareholders to be convened by the Court pursuant to Part 26 of the Act for the purpose of considering, and if thought fit approving, the Scheme, including any adjournment, postponement or reconvention of any such meeting, notice of which shall be contained in the Scheme Document;

Effective Date means:

(a)	if the Acquisition is implemented by way of the Scheme, the date on which the Scheme becomes effective in accordance with its terms; or

(b)	if, following an Agreed Switch or a Permitted Switch, the Acquisition is implemented by way of the Offer, the date on which such Offer becomes or is declared unconditional in all respects;

Electronic Communication means an electronic communication as defined in the Electronic Communications Act 2000;

FCA Handbook means the FCA’s Handbook of rules and guidance as amended from time to time;

Fox Responsible Officers means such directors or employees of Fox as Fox may agree with the Panel are to take responsibility for the relevant information in the Scheme Document or Offer Document (as the case may be);

Government Authority means any nation or government or any agency or public or regulatory authority, instrumentality, department, commission, court, arbitrator, ministry, tribunal or board of any nation or government or political subdivision thereof, in each case, whether foreign or domestic and whether national, supranational, federal, provincial, state, regional, local or municipal;

Group means, in relation to any person, its Subsidiaries, subsidiary undertakings and Holding companies and the Subsidiaries and subsidiary undertakings of any such Holding company;

Independent Committee has the meaning given in Recital (B);

Independent Directors means Martin Gilbert, Jeremy Darroch, Andrew Griffith, Tracy Clarke, Andy Sukawaty, Adine Grate, Katrin Wehr-Seiter and Matthieu Pigasse, and any reference to a decision, agreement, consent or approval of the Independent Directors shall mean a decision duly approved by the Independent Committee in accordance with the terms of its appointment;

Law means any applicable statutes, common laws, rules, ordinances, regulations, codes, orders, judgements, injunctions, writs, decrees, governmental guidelines or interpretations having the force of law or bylaws, in each case of a Government Authority;

Offer should Fox elect to effect the Acquisition by way of a takeover offer (as that term is defined in section 974 of the Act) following either an Agreed Switch or a Permitted Switch, means the offer to be made by Fox or Bidco, for all of the Sky Shares not already owned by Sky or any associate (as

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that term is defined in section 988 of the Act) of Sky, on the terms and subject to the conditions to be set out in the related Offer Document and form of acceptance including, where the context requires, any subsequent revision, variation, extension or renewal thereof;

Offer Document means the document despatched to (among others) the Sky Shareholders under which any Offer would be made;

Panel means the UK Panel on Takeovers and Mergers;

Permitted Switch has the meaning given in clause 6.1;

Personnel in relation to any person, means its board of directors, members of their immediate families, related trusts and persons acting in concert with them, as such expressions are construed in accordance with the Code;

Regulatory Conditions means the conditions to Scheme (or the Offer, as the case may be) which are set out in paragraphs (b) to (n) (inclusive) of Part A of Appendix 2 to the Announcement;

Regulatory Information Service means a regulatory information service as defined in the FCA Handbook;

Regulatory Long Stop Date means 22 December 2017, provided that if any Clearance has not been satisfied by such date (as notified in writing by Fox to Sky within ten (10) Business Days after such date), the Regulatory Long Stop Date shall be 15 August 2018;

Regulatory Pre-Conditions means the pre-conditions to the Scheme (or the Offer, as the case may be) which are set out in Appendix 1 to the Announcement;

Relevant Authority means any central bank, ministry, governmental, quasigovernmental, supranational (including the European Union), statutory, regulatory or investigative body, authority or tribunal (including any national or supranational antitrust, competition or merger control authority, any sectoral ministry or regulator and any foreign investment review body), national, state, municipal or local government (including any subdivision, court, tribunal, administrative agency or commission or other authority thereof), any entity owned or controlled by them, any private body exercising any regulatory, taxing, importing or other authority, trade agency, association, institution or professional or environmental body in any jurisdiction;

Sanction Hearing means the Court hearing at which Sky will seek an order sanctioning the Scheme pursuant to Part 26 of the Act;

Scheme means a court-sanctioned scheme of arrangement pursuant to Part 26 of the Act to implement the Acquisition;

Scheme Conditions means the conditions to implementation of the Acquisition which are set out in paragraph (a) of Part A of Appendix 2 to the Announcement;

Scheme Document means the circular to be addressed to the Sky Shareholders setting out, among other things, the details of the Offer, the terms and conditions of the Scheme and the particulars required pursuant to Part 26 of the Act, and includes any revised or supplementary scheme document;

Scheme Long Stop Date means 15 October 2018;

Sky Directors means the directors of Sky from time to time;

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Sky General Meeting means any meeting of the Sky Shareholders to be convened for the purpose of considering, and if thought fit approving, the shareholder resolutions necessary to enable Sky to implement the Scheme, including any adjournment, postponement or reconvention of any such meeting, notice of which shall be contained in the Scheme Document;

Sky Recommendation means the unanimous and unconditional recommendation of the Independent Directors to the Sky Shareholders to vote in favour of the Scheme (or, following an Agreed Switch or a Permitted Switch, accept the Offer);

Sky Share Plans means the Sky 2008 Long-Term Incentive Plan, the Sky Management Long-Term Incentive Plan, the Sky Sharesave Scheme, the Sky 2013 Sharesave Scheme, the Sky 2005 Irish Sharesave Scheme, the Sky 2016 Irish Sharesave Scheme and the Sky 2015 International Sharesave Scheme;

Sky Shareholders means the holders of Sky Shares from time to time;

Sky Shares means ordinary shares in the capital of Sky from time to time;

VAT means any tax imposed in compliance with Directive 2006/112/EEC and any similar tax which may be imposed in substitution for or in addition to such tax; and

a company is a Subsidiary of another company, its Holding Company, if that other company:

(a)	holds a majority of the voting rights in it; or

(b)	is a member of it and has the right to appoint or remove a majority of its board of directors; or

(c)	is a member of it and controls alone, pursuant to an agreement with other shareholders or members, a majority of the voting rights in it,

or if it is a Subsidiary of a company which is itself a Subsidiary of that other company.

2.	In this agreement:

(a)	subsidiary undertaking has the meaning given in section 1162 of the Act;

(b)

any reference to a person includes a body corporate, unincorporated association of persons (including a partnership), government, state, agency, organisation and any other entity whether or not having separate legal personality, and an individual, his estate and personal representatives;

(c)	subject to clause 14, any reference to a party to this agreement includes the successors and assigns (immediate or otherwise) of that party;

(d)	a person shall be deemed connected with another if that person is connected with that other within the meaning of section 1122 of the Corporation Tax Act 2010;

(e)	the words including and include shall mean including without limitation and include without limitation, respectively;

(f)	any reference importing a gender includes the other genders;

(g)	any reference to a time of day is to London time;

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(h)	any reference to £ is to Pounds Sterling and any reference to $ is to United States Dollars;

(i)	any reference to writing includes typing, printing, lithography and photography but excludes any form of Electronic Communication;

(j)	any reference to a document is to that document as amended, varied or novated from time to time otherwise than in breach of this agreement or that document;

(k)	any reference to a clause, subclause or schedule is to a clause, subclause or schedule of or to this agreement;

(l)	the schedules form part of this agreement;

(m)	the headings do not affect the interpretation of this agreement;

(n)	any reference to a company includes any company, corporation or other body corporate wheresoever incorporated; and

(o)	any reference to a company or firm includes any company or firm in succession to all, or substantially all, of the business of that company or firm.

3.	In this agreement any reference, express or implied, to an enactment (which includes any legislation in any jurisdiction) includes:

(a)	that enactment as amended, extended or applied by or under any other enactment (before, on or after execution of this agreement);

(b)	any enactment which that enactment re-enacts (with or without modification); and

(c)

any subordinate legislation made (before, on or after execution of this agreement) under that enactment, including (where applicable) that enactment as amended, extended or applied as described in paragraph (a) above, or under any enactment which it re-enacts as described in paragraph (b) above.

4.

If there is any conflict or inconsistency between a term in the body of this agreement and a term in any of the schedules or other documents referred to or otherwise incorporated into this agreement, the term in the body of this agreement shall take precedence.

5.

The eiusdem generis rule does not apply to this agreement. Accordingly, specific words indicating a type, class or category of thing do not restrict the meaning of general words following such specific words, such as general words introduced by the word other or a similar expression. Similarly, general words followed by specific words shall not be restricted in meaning to the type, class or category of thing indicated by such specific words.

6.

A reference in this agreement to any English legal term for any action, remedy, method or form of judicial proceeding, legal document, court or any other legal concept or matter will be deemed to include a reference to the corresponding or most similar legal term in any jurisdiction other than England, to the extent that such jurisdiction is relevant to the transactions contemplated by this agreement or the terms of this agreement.

7.	Paragraphs 1 to 6 above apply unless the contrary intention appears.

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SIGNATORIES

Signed by Janet Nova	)	/s/ Janet Nova
for TWENTY-FIRST CENTURY FOX, INC.	)
Executive Vice President and
Deputy Group General Counsel

Signature Page to Co-operation Agreement

Signed by	)	/s/ Jeremy Darroch
for SKY PLC	)

Signature Page to Co-operation Agreement

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